Exhibit 5.2

Vantage Drilling Company, Offshore Group Investment Limited, Emerald

Driller Company, P2020 Rig Co., P2021 Rig Co., Sapphire Driller Company, Vantage

Driller I Co., Vantage Driller II Co., Vantage Driller III Co., Vantage Driller IV Co., Vantage Holdings Malaysia I Co.

And Vantage International Management Co.

P.O. Box 309

Ugland House

Grand Cayman

KY1-1104

Cayman Islands

24 October 2011

Dear Sirs:

Vantage Drilling Company

We have acted as counsel as to Cayman Islands law to Vantage Drilling Company (the “Parent”), Offshore Group Investment Limited (the “Company”) and Emerald Driller Company, P2020 Rig Co., P2021 Rig Co., Sapphire Driller Company, Vantage Driller I Co., Vantage Driller II Co., Vantage Driller III Co., Vantage Driller IV Co., Vantage Holdings Malaysia I Co. and Vantage International Management Co. (together with the Parent, the “Guarantors,” and together with the Company, the “Companies”) in connection with the offer to exchange (i) up to US$225,000,000 of the Company’s 11 1/2% Senior Secured First Lien Notes due 2015 (the “Exchange Notes”) for a like principal amount of the Company’s outstanding 11 1/2% Senior Secured First Lien Notes due 2015 (the “Outstanding Notes”) and (ii) the guarantees of the Guarantors relating to the Exchange Notes and those relating to the Outstanding Notes. The Outstanding Notes were issued, and the Exchange Notes will be issued, under an Indenture dated as of July 30, 2010 (the “Original Indenture”), as amended by the First Supplemental Indenture dated as of 20 May 2011, a Second Supplemental Indenture dated as of 1 June 2011 and a Third Supplemental Indenture dated as of 29 June 2011 (together the “Supplemental Indentures,” and together with the Original Indenture, the “Indentures”), among the Company, the Parent, the other Guarantors and Wells Fargo Bank, National Association, as Trustee, as such Indenture may be amended or supplemented from time to time in accordance with the terms thereof. Capitalized terms used, but not defined, herein shall have the meaning given such terms in the Indenture.

1.	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The Certificate of Incorporation dated 14 November 2007 and the amended and restated Memorandum and Articles of Association of the Parent as adopted on 21 December 2009.

1.2	The Certificate of Incorporation dated 30 July 2007 and the amended and restated Memorandum and Articles of Association of the Company as adopted on 27 June 2008.

1.3	The Certificate of Incorporation and Memorandum and Articles of Association of Emerald Driller Company as registered or adopted on 9 June 2008.

1.4	The Certificate of Incorporation dated 22 July 2009 and the amended and restated Articles of Association of P2020 Rig Co. as adopted on 31 August 2009.

1.5	The Certificate of Incorporation dated 22 July 2009 and the amended and restated Memorandum and Articles of Association of P2021 Rig Co. as adopted on 18 December 2009.

1.6	The Certificate of Incorporation and Memorandum and Articles of Association of Sapphire Driller Company as registered or adopted on 9 June 2008.

1.7	The Certificate of Incorporation dated 18 April 2008 and the amended and restated Memorandum and Articles of Association of Vantage Driller I Co. as adopted on 27 June 2008.

1.8	The Certificate of Incorporation dated 18 April 2008 and the amended and restated Memorandum and Articles of Association of Vantage Driller II Co. as adopted on 27 June 2008.

1.9	The Certificate of Incorporation dated 2 December 2008 and the second amended and restated Memorandum and Articles of Association of Vantage Driller III Co. as adopted on 13 July 2009.

1.10	The Certificate of Incorporation dated 6 May 2009 and the amended and restated Memorandum and Articles of Association of Vantage Driller IV Co. as adopted on 27 July 2010.

1.11	The Certificate of Incorporation and Articles of Association of Vantage Holdings Malaysia I Co. as adopted on 10 January 2011.

1.12	The Certificate of Incorporation dated 13 December 2007 and the amended and restated Memorandum and Articles of Association of Vantage International Management Co. as adopted on 27 June 2008.

1.13	The minutes of meetings of the board of directors of each of the Company and the Parent held on 17 July 2010 and the minutes of a meeting of the board of directors of the Parent held on 20 April 2011 (for each of the Company and the Parent respectively, the “Minutes”) and the corporate records of the Parent and the Company maintained at their respective registered offices in the Cayman Islands.

1.14	The written resolutions of the board of directors of the Company dated 24 May 2011, the written resolutions of the board of directors of Emerald Driller Company, P2021 Rig Co., Sapphire Driller Company, Vantage Driller I Co., Vantage Driller II Co., Vantage Driller IV Co. and Vantage International Management Co. each dated 29 July 2010 and 24 May 2011, the written resolutions of the board of directors of the Company, P2020 Rig Co. and Vantage Holdings Malaysia I Co. each dated 24 May 2011 and the written resolutions of the sole director of Vantage Driller III Co. dated 25 August 2011 (with respect to each of such Companies, the “Resolutions”) and the corporate records of each of such Companies maintained at their respective registered offices in the Cayman Islands.

1.15	Certificates of Good Standing issued by the Registrar of Companies in the Cayman Islands with respect to each of the Companies (other than Vantage Driller III Co. and Vantage Drilling Company) dated 21 July 2011, with respect to Vantage Driller III Co. dated 3 August 2011 and with respect to Vantage Drilling Company dated 9 September 2011 (the “Certificates of Good Standing”).

1.16	Certificates from a director of each of the Companies (the “Director’s Certificates”).

1.17	The documents listed from 1 to 4 in the Schedule hereto are collectively referred to as the “Transaction Documents”.

2.	Assumptions

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificates and the Certificates of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Transaction Documents and the Exchange Notes have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Companies, the laws of the Cayman Islands).

2.2	The Transaction Documents and the Exchange Notes are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than, with respect to the Companies, the laws of the Cayman Islands).

2.3	The choice of the laws of the State of New York as the governing law of the Transaction Documents in which such choice has been made, and the Exchange Notes, has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of New York and any other relevant jurisdiction (other than the Cayman Islands) as a matter of the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands).

2.4	Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.5	All signatures, initials and seals are genuine.

2.6	The power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Companies, the laws of the Cayman Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Transaction Documents.

2.7	The Exchange Notes will be issued and authenticated in accordance with the provisions of the Indenture.

2.8	No invitation has been or will be made by or on behalf of the Companies to the public in the Cayman Islands to subscribe for any of the Exchange Notes.

2.9	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of the State of New York.

2.10	No property secured under or pursuant to the Transaction Documents is situated in the Cayman Islands or governed by Cayman Islands law.

3.	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	Each of the Companies has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	Each of the Companies has full power and authority under its Memorandum and Articles of Association to enter into, execute and perform its obligations under the Transaction Documents to which it is a party including, with respect to the Company, the issue and offer of the Exchange Notes pursuant to the Transaction Documents.

3.3	The execution, delivery and performance of the Transaction Documents and the Exchange Notes have been authorised by and on behalf of each of the Companies party thereto and, assuming the Transaction Documents and the Exchange Notes have been executed and unconditionally delivered by Proper Officers (as defined in the Minutes and the Resolutions respectively) on behalf of such Companies, the Transaction Documents and the Exchange Notes have been duly executed and delivered on behalf of such Companies and constitute the legal valid and binding obligations of such Companies enforceable in accordance with their respective terms.

3.4	The Exchange Notes have been duly authorised by the Company and when the Exchange Notes are executed on behalf of the Company by Proper Officers (as defined in the Resolutions of the Company) and, if appropriate, authenticated in the manner set forth in the Indenture and delivered against due payment therefor will constitute the legal, valid and binding obligations of the Company.

4.	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The term “enforceable” means that the obligations assumed by the Company under the Transaction Documents and the Exchange Notes are of a type which the courts of the Cayman Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	some claims may become barred under the statutes of limitation or may be or become subject to defenses of set off, counterclaim, estoppel and similar defenses;

(d)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(e)

the Cayman Islands court has jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the Cayman Islands court will require all debts to be proved in a common currency, which is likely to be the “functional currency” of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

(f)	arrangements that constitute penalties will not be enforceable;

(g)	the courts of the Cayman Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Transaction Documents in matters where they determine that such proceedings may be tried in a more appropriate forum;

(h)	we reserve our opinion as to the enforceability of the relevant provisions of the Transaction Documents and the Exchange Notes to the extent that they purport to grant exclusive jurisdiction to the courts of a particular jurisdiction as there may be circumstances in which the courts of the Cayman Islands would accept jurisdiction notwithstanding such provisions; and

(i)	a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power, and there exists doubt as to enforceability of any provision in the Transaction Documents whereby the Company covenants not to exercise powers specifically given to its shareholders by the Companies Law (2010 Revision) of the Cayman Islands, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association, or present a petition to a Cayman Islands court for an order to wind up the Company.

4.2	Applicable court fees will be payable in respect of the enforcement of the Transaction Documents.

4.3	To maintain the Companies in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

4.4	A certificate, determination, calculation or designation of any party to the Transaction Documents or the Exchange Notes as to any matter provided therein might be held by a Cayman Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.5	The obligations of the Companies may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.6	We reserve our opinion as to the extent to which a Cayman Islands court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

4.7	We make no comment with regard to the references to foreign statutes in the Transaction Documents or the Notes.

4.8	We express no view as to the effect of transfer by delivery or the negotiation of Notes in bearer form in any jurisdiction which does not recognise such transferability or negotiability.

4.9	We note that it is contemplated that the Transaction Documents are dated “as of” a certain date. Whilst parties to an agreement may agree as a matter of contract, inter se, that the rights and obligations therein contained should, in so far as the same may be possible, take effect from a date prior to the date of execution and delivery, if as a matter of fact that agreement was executed and delivered after the date “as of” which it is expressed to be executed and delivered, the agreement only comes into effect on the actual date of execution and delivery and, with respect to third parties, the agreement in so far as the rights of third parties may be available thereunder, takes effect only from the actual date of execution and delivery.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

We express no view as to the commercial terms of the Transaction Documents or the Exchange Notes or whether such terms represent the intentions of the parties and make no comment with respect to any representations which may be made by any of the Companies.

We are aware that Porter Hedges L.L.P. will rely as to matters of Cayman Islands law on this opinion in rendering its opinions to you to be filed with the Registration Statement, and we authorize them to so rely.

Yours faithfully

/s/ Maples and Calder

Maples and Calder

Schedule

The Transaction Documents

1.	The registration rights agreement dated 1 June 2011 entered into among the Company, the Guarantors referred to therein and Jefferies & Company, Inc, as representative of the initial purchasers listed therein.

2.	The notation of note guarantee executed by Vantage Drilling Company, Vantage Holding Hungary KFT, Vantage Drilling Netherlands BV, P2021 Rig Co., Vantage International Management Company, Vantage Driller I Co., Vantage Driller II Co., Vantage Driller IV Co., Emerald Driller Company and Sapphire Driller Company.

3.	The notation of note guarantee executed by P2020 Rig Co., Vantage Holdings Malaysia I Co., Vantage Drilling (Malaysia) I Sdn. Bhd. And Vantage Drilling Labuan I Ltd.

4.	The Indentures.

5.	The Exchange Notes.